November 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell
Mr. Kevin Dougherty
Mr. John Coleman
Ms. Joanna Lam
Mr. Craig Arakawa

Re:	Brazil Potash Corp.
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-281663

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), filed with the Commission on October 23, 2024 (“Amendment No. 2”), as set forth in the Commission’s letter dated October 30, 2024 addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently filing with the Commission, electronically via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comment and updates to certain other disclosures.

The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations.

The Company respectfully advises the Staff that the Company also intends to register the initial public offering of its Common Shares (as contemplated under the Registration Statement) in Canada by filing a Canadian base PREP prospectus in all provinces and territories of Canada, except Quebec, and in connection with such Canadian registration, the Company has filed a preliminary Canadian base PREP prospectus, dated as of September 27, 2024, and an amended and restated preliminary Canadian base PREP prospectus, dated as of October 23, 2024, in each of the provinces and territories of Canada, except Quebec, with the Ontario Securities Commission, as principal regulator. In connection with the filing of Amendment No. 3 by the Company with the Commission, the Company also plans to file a further amended and restated preliminary Canadian base PREP prospectus, which will include Amendment No. 3, in each of the provinces and territories of Canada, except Quebec, with the Ontario Securities Commission, as principal regulator, on or about the date hereof.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to the comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comment refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3.

U.S. Securities and Exchange Commission

November 4, 2024

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary, page 1

1.

We note on page 51 you revised to disclose that you are a holding company and conduct substantially all of your business through your subsidiary, Potássio do Brasil Ltda. Please make corresponding disclosure in your prospectus summary about your holding company structure. You also disclose on page 2 under “Brazilian Mining Regulation” that only Brazilian citizens, or legal entities incorporated in Brazil under Brazilian law, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil. Please disclose any restriction on the foreign ownership of a Brazilian company, such as your subsidiary Potássio do Brasil, engaged in mining activities in Brazil; or if there are no such restrictions on foreign ownership, please make that clear.

The Company has added disclosure in “Prospectus Summary—Organizational Structure” (page 1) and “Business—Corporate History and Organizational Structure—Organizational Structure” (page 89) to include additional disclosure regarding the Company’s holding company structure. Additionally, the Company has revised the disclosure in “Prospectus Summary—Regulatory Overview—Brazilian Mining Regulations” (page 3) and “Business—Regulatory Overview—Brazilian Mining Regulations” (page 101) to disclose that, except for a few limited circumstances, there are generally no restrictions on the foreign ownership by the Company of Potássio do Brasil Ltda., the Company’s subsidiary in Brazil, under which the Company conducts all of its mining activities in Brazil.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (954) 768-8221; distefanor@gtlaw.com, or William Wong at (310) 586-7858; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP